ACN: 069 306 216

REDFLEX
HOLDINGS

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au

RECEIVED
2007 AUG -8 A 6:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

30 July 2007

07025827

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

Marilyn Stephens
Company Secretary

Enclosures: 1. Receipt Copy of this letter, and
2. Schedule 1

dw 8/9

Schedule I
30 July 2007

Documents made public since the last submission on **12 Junel 2007:**

Date	Item	Description
27 July 2007	Company Announcement	Redflex announces Redflex Executes Contracts with Moreno Valley, Califomia and Columbus, Mississippi
25 July 2007	Company Announcement	Redflex announces Redflex Executes Contracts with Tempe, Arizona and New Lenox, Illinois
16 July 2007	Company Announcement	Redflex announces New Traffic Camera Contract in Qatar
27 June 2007	Company Announcement	Redflex announces Three New Australian Contracts for Redflex Traffic Systems
27 June 2007	Appendix 3B	Redflex announces New issue, application for quotation of additional securities and agreement regarding 100,000 ordinary shares.
19 June 2007	Company Announcement	Redflex announces Redflex Executes Three New Photo Enforcement Contracts
14 June 2007	Company Announcement	Redflex announces Redflex Executes the Largest Speed and Red Light Enforcement Contract in Louisiana with the City of Lafayette

Redflex Executes Contracts with Moreno Valley, California and Columbus, Mississippi.

27 July 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of two new photo enforcement contracts which includes the cities of Moreno Valley, California and Columbus, Mississippi.

Moreno Valley, California
Moreno Valley has a fulltime population in excess of 180,000 and is located in Riverside County.

This contract was awarded to Redflex as a result of a competitive tender process.

The scope of this program includes up to 12 fixed red-light systems, with a term of two years, plus three 1-year automatic renewals.

"California is the largest market in the USA and our partnership with Moreno Valley propagates our success on being awarded 100% of the last 10 competitive tenders in the State. This partnership increases our leading market share across the high density populous "Inland Empire", which encompasses both Riverside and San Bernardino counties; representing a population in excess of 4 million" said Karen Finely, CEO.

Columbus, Mississippi
Columbus is located in Lowndes County with a fulltime population of approximately 25,000, and is considered the geographical center of the South.

The contract is for the enforcement of up to 10 intersections with a term of five years, plus two 2-year automatic renewals.

"This contract represents a new state for the Redflex portfolio and an entry point for more focused efforts into a new market. We are please to be awarded this contract as part of a highly competitive evaluation. Working closely with the City to implement this program will expectantly provide Redflex with a springboard to many more programs across the state" said Karen Finely, CEO.

Redflex Traffic Systems Inc has contracts with more then 140 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 19 states, Redflex leads the market in installed systems, installation rate and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Redflex Executes Contracts with Tempe, Arizona and New Lenox, Illinois

25 July 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of two new photo enforcement contracts which includes the cities of Tempe, Arizona and New Lenox, Illinois.

Tempe, Arizona
Tempe represents the 5th contracted city in the state of Arizona for Redflex Traffic Systems Inc. It has a daytime population in excess of 230,000, and is located in the heart of the metropolitan Phoenix area.

Tempe had previously run a safety program with another vendor and this contract was awarded to Redflex as a result of a competitive tender process.

The scope of this comprehensive program includes 14 combination fixed speed and red-light systems, 3 mid-block speed systems and 2 mobile speed systems with a term of three years, plus two 1-year automatic renewals.

"We are extremely pleased to be working with the City of Tempe. After reviewing proposals and conducting physical site visits, a cross functional selection committee selected Redflex from an intense competitive field. Any time an experienced user conducts this level of diligence it is a tremendous validation of the strength of our technical offering, infrastructure and customer support. Our experience working with cities transitioning from a competitor to Redflex will help the City support a smooth and effective transition" said Karen Finley, CEO.

New Lenox, Illinois
New Lenox has a fulltime population of approximately 25,000 and is located in Will County.

The contract is for enforcement of up to 10 approaches with a term of three years, plus two 2-year automatic renewals.

Redflex Traffic Systems Inc has contracts with more then 140 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 18 states, Redflex leads the market in installed systems, installation rate and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

File No: 82-34862

New Traffic Camera Contract in Qatar

16 July 2007

Redflex Traffic Systems Pty Ltd, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce that it has received an order for traffic camera systems in Qatar.

Redflex will supply 86 red-light cameras to the State of Qatar - Ministry of Interior. The systems are to be installed at key intersections in the capital Doha. The order is valued at over AU$4.75 million with options for the purchase of more cameras.

Qatar is located in the Middle East, bordering the Persian Gulf and Saudi Arabia, and has a population of approximately 900,000. The traffic safety program in Qatar is one of the largest programs in the region.

The contract was won through Redflex's representative in Qatar after a competitive tender process.

Ricardo Fiusco, General Manger of Redflex Traffic Systems Pty Ltd, said, "The Qatar contract is a key development in our sales strategy for the Middle East and establishes Redflex as a key player in traffic enforcement in the region."

Redflex Traffic Systems Pty Ltd manufactures and supplies traffic cameras and processing systems around the world. In the USA Redflex Traffic Systems Inc has contracts with more than 140 cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 18 states, Redflex has led that market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Ricardo Fiusco
General Manager
Redflex Traffic Systems Pty Ltd
ricardo.fiusco@redflex.com.au
+ 61 3 9674 1758

Three New Australian Contracts for Redflex Traffic Systems

27 June 2007

The directors are pleased to announce that Redflex Traffic Systems Pty Ltd, a wholly owned company of the Redflex group, has been awarded three contracts for the provision of a range of enforcement camera technologies in Australia totalling approximately $2.5 million.

Redflex has been contracted to install 21 school zone speed cameras across New South Wales, as the first stage of the Roads and Traffic Authority 2007 School Zone Safety Program, to protect high risk schools throughout the State. In selecting the locations, the RTA assessed sites based on a combination of child pedestrian crash history, crash risk, traffic volume and pedestrian volume.

Redflex has also been awarded a contract, by the New South Wales Department of Primary Industries, for the provision of a target vehicle surveillance system for the enforcement of border crossings with Queensland. The Department of Primary Industries is responsible for regulating the introduction of livestock into NSW from Queensland to prevent the introduction of cattle ticks. There are seven border crossings between Queensland and NSW in the tick affected area. These crossings require monitoring of all vehicles heading in a southbound direction to identify "vehicles of interest" and initiate investigation of vehicles suspected of transporting livestock in possible contravention of the NSW Stock Diseases Act.

In Western Australia, Redflex has been awarded a contract for the provision of a Level Crossing Protection Enforcement System at selected railway level crossings. Initially, the contract is to install "Dual" enforcement cameras at two high risk level crossings. The systems monitor both directions of road traffic at the level crossing, enforcing safe driver behaviour when the railway warning signals are active. The systems provide front and/or rear photography of offending vehicles.

Ricardo Fiusco, General Manager of Redflex Traffic Systems Pty Ltd, said, "These are important innovations using the core Redflex enforcement camera technology in new applications".

Redflex Traffic Systems has contracts with more then 140 USA cities and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 18 states, Redflex leads the market in installed systems, installation rate and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Ricardo Fiusco
General Manager
Redflex Traffic Systems Pty Ltd
ricardo.fiusco@redflex.com.au
+ 61 3 9674 1758

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**100,000 issued**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.6441 each**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of unlisted employee options (RDFAS)**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**26 June 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**88,975,223**	**Ordinary Shares (RDF)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5	**Employee shares fully paid (RDFAI)**
		430,000	**Options expiring 30 September 2008,** exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
		1,059,000	**Options expiring 2 June 2009** exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)
		1,545,659	**Performance Rights** Performance Period 1 July 2006 to 1 October 2007 (350,230) Performance Period 1 July 2006 to 1 October 2008 (499,755) Performance Period 1 October 2006 to 1 October 2009 (695,674)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**No change**

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Redflex Executes the Largest Speed and Red Light Enforcement Contract in Louisiana with the City of Lafayette

14 June 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of a new comprehensive photo enforcement contract with Lafayette, Louisiana.

Lafayette, LA
Located in the heart of Cajon Country, Lafayette is the parish seat for Lafayette Parish which has a metro area population of approximately 250,000.

This contract was awarded to Redflex as a result of a competitive tender process.

The contract is for up to 25 combination speed and red light enforcement systems, two mobile speed enforcement systems, and is for a term of four years.

"We have made a substantial investment in developing the industry's most advanced and proven speed enforcement technologies and, with our recent marketing efforts focused on building our speed enforcement portfolio, being selected to support one of the nation's largest speed and red light enforcement programs is a true mark of distinction" said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with more then 130 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 18 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

File No: 82-34862

Fastest Growing City in USA Executes Photo Enforcement Contract with Redflex Traffic Systems

12 June 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of a new photo enforcement contract with Elk Grove, California

Elk Grove, CA
The most recent US Census report listed Elk Grove, CA, as the fastest growing city of United States cities with a population of more than 100,000.

This contract was awarded to Redflex as a result of a competitive tender process.

The contract is for up to 15 photo enforced intersections and is for a term of 5 years.

"Being selected by this desirable city is a tremendous validation of our industry-leading capabilities. As we continue our aggressive growth across the State of California, by working with the City of Elk Grove we will be developing an important foray into a new Redflex region; that of Sacramento County" said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with more then 130 USA cities and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 18 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

END